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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                 Commission File Number 33-82444


(Check one)

[x] Form 10-K and Form 10-KSB  [_] Form 11-K

[_] Form 20-F  [_] 10-Q and Form 10-QSB  [_] Form N-SAR

        For period ended December 31, 1997
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[_] Transition Report on Form 10-K and Form 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q and Form 10-QSB

[_] Transition Report on Form N-SAR

        For the transition period ended
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        Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

        Full name of registrant   Mid-Missouri Holding Company, Inc.
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        Former name if applicable
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        Address of principal executive office (Street and Number)

                                  318 West Main Street
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        City, State and Zip Code  Sullivan, Missouri 63080
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                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           Mid-Missouri Holding Company, Inc. (the "Registrant"), is not ordinarily subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a result of Section 15(d) of such act which provides an exemption from periodic reporting for issuers, such as the Registrant, whose registered shares are held of record by fewer than 300 persons. The Section 15(d) reporting exemption, however, does not apply to any year in which an issuer files a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Registrant filed a Securities Act registration statement with the Securities and Exchange Commission (the "S.E.C.") on March 25, 1997 in connection with the Registrant's acquisition of American Federal Savings & Loan Association of Sullivan, Sullivan, Missouri. This registration statement was declared effective by the S.E.C. on May 15, 1997. As a result, the Registrant is now required to prepare and file an annual report with the S.E.C. for the year ended December 31, 1997.

          Because of the non-recurring nature of the transaction described above, management of the Registrant was unaware, until recently, of its obligation to file an annual report with the S.E.C. for the year ended December 31, 1997. Upon learning of this obligation, the Registrant has worked diligently to prepare the required Form 10-KSB. However, the Registrant will be unable to timely file such report without unreasonable effort and undue expense. The Registrant expects to file such report, in full, no later than fifteen days after the March 31, 1998 initial filing deadline, as provided for in Exchange Act Rule 12b-25.



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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     John K. Pruellage, Esq.              (314)        444-7621
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             (Name)                    (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      Mid-Missouri Holding Company, Inc.
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                 (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date       April 1, 1998          By /s/ E. Milt Branum, Jr.
         --------------------------      -------------------------------------
                                               E. Milt Branum, Jr.
                                               President and Chief Executive
                                               Officer



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     Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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